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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                             Commission File Number 1-[        ]

                      Grupo Iusacell Celular, S.A. de C.V.
                                     f/k/a
                          Grupo Iusacell, S.A. de C.V.
             (Exact name of registrant as specified in its charter)

                     Prolongacion Paseo de la Reforma 1236
                                Colonia Santa Fe
                             Delegacion Cuajimalpa
                           05348 Mexico, D.F., Mexico
                               (011-52) 5109-4400
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                      Series D American depositary shares,
                      each representing 10 series D shares

                      Series L American depositary shares,
                      each representing 10 series L shares

                                Series D shares,
                            no par value per share*

                                Series L shares,
                            no par value per share*

                 * Not for trading, but only in connection with
                 the registration of American depositary shares
                      pursuant to the requirements of the
                       Securities and Exchange Commission
            (Title of each class of securities covered by this Form)


                      Grupo Iusacell Celular, S.A. de C.V.
                                     f/k/a
                          Grupo Iusacell, S.A. de C.V.

                      Series V American depositary shares,
                      each representing 10 Series V Shares

                                Series V Shares,
                            no par value per share*

                 * Not for trading, but only in connection with
                 the registration of American depositary shares
                      pursuant to the requirements of the
                       Securities and Exchange Commission
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports: Rule

Rule 12g-4(a)(1)(i)    [ ]                          Rule 12h-3(b)(1)(i)   [ ]
Rule 12g-4(a)(1)(ii)   [ ]                          Rule 12h-3(b)(1)(ii)  [ ]
Rule 12g-4(a)(2)(i)    [X]                          Rule 12h-3(b)(2)(i)   [ ]
Rule 12g-4(a)(2)(ii)   [ ]                          Rule 12h-3(b)(2)(ii)  [X]
                                                    Rule 15d-6            [ ]

     Approximate number of holders of record as of the certification or notice
date:   1

     Pursuant to the requirements of the Securities Exchange Act of 1934, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized persons.


Date:  March 22, 2000                      By: /s/ Ruben G. Perlmutter
                                               -----------------------
                                               Name:  Ruben G. Perlmutter
                                               Title: Vice President, Mergers
                                                      and Acquisitions, and
                                                      General Counsel